UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A (Amendment No. 1)*
Under the Securities Exchange Act of 1934

Issuer: International Fuel Technology, Inc.

Class of Securities: Common Stock

CUSIP NUmber: 45953X109

Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications: Jonathan Cramer, Baker&Hostetler LLP, 45 Rockefeller Plaza, New York, NY 10111;(212) 589-4604; jcramer@bakerlaw.com

Date of Event Requiring Filing: October 23, 2012

Schedule is filed pursuant to Rule 13d-1(C)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







1.
NAMES OF REPORTING PERSONS: John M. Hennessy

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)
3.

SEC USE ONLY
4.

CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America






NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.

SOLE VOTING POWER: 7,875,000



6.
SHARED VOTING POWER: 0



7.
SOLE DISPOSITIVE POWER: 7,875,000



8.

SHARED DISPOSITIVE POWER: 0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,875,000


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.54%


12.

TYPE OF REPORTING PERSON: IN




Item 1.

(a)
Name of Issuer:
International Fuel Technology, Inc.

(b)
Address of Issuer's Principal Executive Offices:
7777 Bonhomme
Suite 1920
St. Louis, MO 63105


Item 2.
(a)
Name of Person Filing:
The name of the person filing this statement is John M. Hennessy, individually and as grantor and trustee with respect to the shares of Common Stock and warrants to purchase Common Stock held by the Hennessy IFT 2009 GRAT
(the "GRAT").



(b)
Address of the Principal Office or, if none, residence:
47 West Lake Road
Tuxedo Park, NY 10987


(c)
Citizenship:
United States of America



(d)
Title of Class of Securities:
Common Stock.
Warrants to purchase Common Stock.



(e)
CUSIP Number: 45953X109


Item 3.If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c):
Not applicable.
Item 4.Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.





(a)

Amount beneficially owned:7,875,000


(b)
Percent of class:6.54%



(c)

Number of shares as to which the person has:

	(i)
Sole power to vote or to direct the vote:7,875,000



(ii)
Shared power to vote or to direct the vote:0



(iii)
Sole power to dispose or to direct the disposition of:7,875,000





(iv)
Shared power to dispose or to direct the disposition of:0


2,937,500 shares of Common Stock of International Fuel Technology, Inc.
(the "Issuer") are held by John M. Hennessy in his individual capacity; 2,000,000 shares of Common Stock of the Issuer are held by the Hennessy
IFT 2009 GRAT, of which John M. Hennessy is the grantor and trustee
(the "GRAT"); the right to acquire 1,000,000 shares of Common Stock (the
"2009 Hennessy Warrant Shares") of the Issuer pursuant to a Common Stock Purchase Warrant dated March 23, 2009 (the "2009 Hennessy Warrant") and the right to acquire 937,500 shares of Common Stock (the "2012 Hennessy
Warrant Shares") of the Issuer pursuant to a Common Stock Purchase Warrant dated October 23, 2012 (the "2012 Hennessy Warrant") were issued by the Issuer to John M. Hennessy in his individual capacity; and the right to acquire 1,000,000 shares of Common Stock (the "GRAT Warrant Shares") of the Issuer pursuant to a Common Stock Purchase Warrant dated March 23, 2009 were issued by the Issuer to the GRAT (the "GRAT Warrant"). The initial exercise price for the 2009 Hennessy Warrant Shares is $0.25 per share, as adjusted from time to time in accordance with the terms of the 2009 Hennessy Warrant. The initial exercise price for the 2012 Hennessy Warrant Shares is $0.08 per share, as adjusted from time to time in accordance with the terms of the 2012 Hennessy Warrant. The 2009 Hennessy Warrant is exercisable by John M. Hennessy at any time before March 23, 2014 and the 2012 Hennessy Warrant is exercisable by John M. Hennessy at any time before October 23, 2017. The initial exercise price for the GRAT Warrant Shares is $0.25 per share, as adjusted from time to time in accordance with the terms of the GRAT Warrant. The GRAT Warrant is exercisable by the GRAT at any time before March 23, 2014.
Item 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
Item 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
Item 8.Identification and Classification of Members of the Group.
    Not applicable.
Item 9.Notice of Dissoution of Group.
    Not applicable.
Item 10.Certification.
By signing below, the reporting person certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:2/11/2013


Signature

/s/ John M. Hennessy
Name/Title:
John M. Hennessy, individually and as grantor and trustee of the
Hennessy IFT 2009 GRAT